

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 14, 2022

Andrew Michael Arroyo
Chief Executive Officer
Andrew Arroyo Real Estate Inc. d/b/a AARE
12636 High Bluff Drive, Suite 400
San Diego, CA 92130

> **Re: Andrew Arroyo Real Estate Inc. d/b/a AARE**
> **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 5, 2022**
> **File No. 024-11640**

Dear Andrew Michael Arroyo:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Craig V. Butler, Esq.